1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
ADAM T. TEUFEL Adam.teufel@dechert.com +1 202 261 3464 Direct +1 202 261 3333 Fax

September 24, 2021

VIA EDGAR

Filing Desk

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: David L. Orlic

Re:	Schwab Strategic Trust (File Nos. 333-160595 and 811-22311) (the “Registrant”)

Dear Mr. Orlic:

This letter responds to the comments of the U.S. Securities and Exchange Commission (“SEC”) staff on Post-Effective Amendment (“PEA”) No. 131 to the Registrant’s registration statement on Form N-1A (“Registration Statement”) under the Securities Act of 1933, as amended (“1933 Act”), and Amendment No. 133 under the Investment Company Act of 1940, as amended (the “1940 Act”), filed pursuant to Rule 485(a)(2) under the 1933 Act on April 5, 2021. PEA No. 131 was made for the purpose of registering shares of Schwab Ariel ESG ETF (the “Fund”), a new series of the Registrant. The SEC staff’s comments were provided by you to Adam T. Teufel and Ari Abramovitz of Dechert LLP by telephone on May 24, 2021.

Throughout this letter, capitalized terms have the same meaning as in PEA No. 131, unless otherwise noted. A summary of the SEC staff’s comments, followed by the responses of the Registrant, is set forth below:

1.	Comment: Please confirm that, prior to effectiveness of PEA No. 131, the Registrant will contact the Division of Investment Management’s Analytics Office to coordinate the potential provision of periodic reports to the SEC staff consistent with the conditions of the Fund’s exemptive order. Contact Joshua Weinberg at 617-573-4530 or weinbergj@sec.gov.

Response:  The Registrant confirms that it will contact the Division of Investment Management’s Analytics Office prior to effectiveness of PEA No. 131 to coordinate the potential provision of periodic reports to the SEC staff consistent with the conditions of the Fund’s exemptive order.

2.	Comment: Please adopt an investment policy pursuant to Rule 35d-1 under the 1940 Act stating that the Fund will invest at least 80% of its assets in ESG-related investments.

September 24, 2021 Page 2

Response:  The Fund is not aware of any relevant rules indicating that an 80% policy is required when a fund includes the term “ESG” in its name. The Fund believes that “ESG” refers to a strategy of the Fund (e.g., similar to funds that may invest in “growth” or “value” securities), rather than a type of investment that would be subject to Rule 35d-1 under the 1940 Act and any corresponding requirements to specifically define, or provide specific criteria, with respect to such investment. The Fund further notes that the SEC recently sought comments on whether Rule 35d-1 should apply to terms such as “ESG,” “sustainable,” or other related terms when used in a fund’s name to indicate an adviser’s consideration of ESG factors in its investment process, suggesting that the SEC does not currently have a definitive policy on these ESG-related terms. The Fund is also aware of other registered funds with the term “ESG” in their names that have not adopted an 80% policy with respect to that term.

Accordingly, the Registrant respectfully declines the Staff’s request for the Fund to adopt a Rule 35d-1 policy with respect to the term “ESG.” While the Fund will not adopt a Rule 35d-1 policy with respect to the term “ESG,” the Fund is cognizant that pursuant to Section 35(d) of the 1940 Act the Fund’s name may not be materially deceptive or misleading and plans to implement the Fund’s investment strategy accordingly.

3.	Comment: Please bold the entire legend on the front cover of the prospectus.

Response:  The Registrant has made the requested change.

4.	Comment: The second paragraph of the Principal Investment Strategies section states that: “In selecting securities, the fund’s subadviser seeks to invest in companies that it believes exhibit attributes that will result in capital appreciation including: high barriers to entry, sustainable competitive advantage….” Please rephrase the term “sustainable” competitive advantage in plain English (e.g., enduring, persistent).

Response:  The Registrant has made the requested change and has rephrased the term as “enduring competitive advantage.”

5.	Comment: Please consider whether a line for acquired fund fees and expenses (“AFFE”) is necessary in the fees and expenses table.

Response:  The Registrant confirms that the Fund’s estimated AFFE is not expected to exceed 0.01% of the Fund’s average net assets, and, therefore, a line for AFFE is not necessary in the fees and expenses table.

September 24, 2021 Page 3

6.	Comment: Please revise the last sentence in the third paragraph of the Principal Investment Strategies section as follows (requested new text is underlined):

In addition, the subadviser will employ a negative screening process with regard to security selection, which seeks to exclude from the fund’s portfolio companies whose primary (greater than 50%) source of revenue is derived from (1) the production or sale of tobacco products; (2) the exploration for or the extraction of fossil fuels, including coal, oil, and natural gas; (3) the operation of private prisons or jails; and (4) the manufacture of firearms, personal weapons, small arms or controversial military weapons, such as weapons of mass destruction, nuclear weapons, land mines, and cluster munitions.

Response:  The Registrant has made the requested change.

7.	Comment: The fourth paragraph of the Principal Investment Strategies section states that if the investment adviser manages a portion of the fund’s assets it may or may not utilize the subadviser’s ESG-risk rating. Please confirm whether the investment adviser will use other ESG standards for the portion of the fund’s assets that it manages, and if so, please disclose those standards in the prospectus. If the investment adviser will not use any ESG standards for the portion of the fund’s assets that it manages, then please disclose that this portion of assets will not be included in the fund’s 80% policy requested in comment 2 above.

Response:  The Registrant confirms that if the investment adviser manages a portion of the Fund’s assets, it will utilize the subadviser’s ESG-risk rating or use other ESG standards for the portion of the Fund’s assets that it manages. The investment adviser has no present intention to manage a portion of the Fund’s assets, but if it manages a portion of the Fund’s assets in the future, the Fund’s prospectus will be supplemented to address any other ESG standards that may be utilized by the adviser in lieu of the subadviser’s ESG-risk rating.

8.	Comment: Please revise all references throughout the Registration Statement that state that the fund is a “semi-transparent” exchange-traded fund to state that the fund is a “non-transparent” exchange-traded fund.

Response:  The Registrant has made the requested changes.

9.	Comment: Please move the Trading Halt Risk, Authorized Participant Concentration Risk, and Tracking Error Risk tiles to follow the Premium/Discount Risk tile towards the beginning of the risk disclosures that are responsive to each of Form N-1A Items 4 and Item 9.

September 24, 2021 Page 4

Response:  The Registrant has made the requested changes.

10.	Comment: (Prospectus, p. 6) The Fund Details section states that the fund may invest in common stocks listed on a foreign exchange that trade on such exchange contemporaneously with the fund’s shares. Please confirm supplementally whether the fund intends to invest in common stocks that trade on a foreign exchange, and if so, please disclose the country(ies) in which such exchange(s) are located.

Response:  The Registrant confirms that the Fund has no present intention to invest in common stocks listed on a foreign exchange.

11.	Comment: The ESG Risk tile states that “the criteria used to select companies for investment may result in exposure to certain sectors and/or types of investments which may adversely impact the fund’s performance depending on whether such sectors or investments are in or out of favor in the market.” Please disclose, if accurate, that an investment could be made in a company that scores poorly on ESG factors if it scores strongly on non-ESG factors that are considered.

Response:  The Registrant confirms that the Fund will not invest in companies that have an ESG rating of “High”. In response to comment 13 below, the Registrant has updated the disclosure to provide additional details regarding the ESG rating tiers (i.e., Low / Moderate / Elevated / High.). The Registrant has also updated the disclosure to further clarify that the subadviser will not invest the Fund’s assets in “High” ESG-rated companies.

12.	Comment: (Prospectus, p. 9) The first sentence of the third paragraph of the Ariel’s ESG Investment Process section states that: “For each fund holding or prospective investment, Ariel’s ESG team creates an ESG research report that includes a proprietary ESG risk rating based on Ariel’s assessments of the company’s exposure to, and management of, material ESG and risks opportunities.” Please revise this sentence to clarify that this applies only to assets that are managed by the sub-adviser, and not to assets that are managed directly by the investment adviser.

Response:  The Registrant respectfully declines to make the requested change as it believes the context is clear that this sentence applies to Ariel’s management of the portfolio. See also the response to comment 7 above.

13.	Comment: (Prospectus, p. 9) The second sentence of the third paragraph of the Ariel’s ESG Investment Process section states that the ESG risk ratings follow a four-tier structure: Low / Moderate / Elevated / High. Please consider adding a parenthetical explaining what each of these tiers mean.

September 24, 2021 Page 5

Response:  The Registrant has made the requested changes and revised the disclosure as follows (new text is underlined):

For each fund holding or prospective investment, Ariel’s ESG team creates an ESG research report that includes a proprietary ESG risk rating based on Ariel’s assessments of the company’s exposure to, and management of, material ESG and risks opportunities. The ESG risk ratings follow a four-tier structure: Low / Moderate / Elevated / High. The ratings are intended to reflect the potential future financial impacts of ESG-related risk factors over Ariel’s long-term investment horizon and are one of several factors embedded into the discount rates used by analysts to model long-term enterprise value. Ariel views “Low” risk ESG companies as favorable to the median company. “Low” ESG risk names tend to have less exposure to industry-specific ESG risk, higher quality disclosure, and more proactive forward-looking management across material ESG issues. “Moderate” ESG risk is Ariel’s baseline level of ESG risk. A common driver of “Moderate” ESG risk ratings is limited disclosure, which is more common in the small- and mid-cap universe. “Elevated” ESG risk companies tend to have higher than average industry risk exposure regardless of management and disclosure practices. “High” risk companies face significant industry-specific challenges and exhibit deficiency in their management of material ESG issues. “High” risk companies may also face serious ethical issues that lead to higher risk of an impairment in capital. Ariel will not invest the Fund’s assets in companies that have a “High” ESG risk rating. Companies that exhibit more favorable ESG characteristics (e.g., those with a “Low” risk rating) are expected to have a comparatively lower discount rate and higher valuation. Companies with weaker ESG characteristics (e.g., those with an “Elevated” risk rating) are expected to have a comparatively higher discount rate and less favorable valuation. Ariel believes that its disciplined approach to integrating ESG risk ratings throughout the investment process strengthens its fundamental financial analysis and long-term risk awareness.

14.	Comment: Please file the sub-advisory agreement as a Part C exhibit to the Fund’s Registration Statement.

Response:  The Registrant confirms that it will file the sub-advisory agreement as a Part C exhibit to the Fund’s 485(b) filing.

15.	Comment: (Prospectus, p. 12) Please move the disclosure in the Proxy Portfolio and Proxy Overlap section to an earlier section of the prospectus together with other disclosure

September 24, 2021 Page 6

responsive to Form N-1A Item 9. Please also add disclosure regarding the possibility of additional expenses to the Fund due to the proxy portfolio structure.

Response:  The Registrant has moved the Proxy Portfolio and Proxy Overlap section to an earlier section of the prospectus. Additionally, the Registrant has added the following disclosure to the Proxy Portfolio and Proxy Overlap section regarding additional expenses the Fund may incur as a result of the proxy portfolio structure:

The Fund may buy or sell certain securities, in connection with effecting in-kind purchases or redemptions in exchange for the Proxy Portfolio to the extent the composition of the Proxy Portfolio differs from the Actual Portfolio. Any such transactions may incur additional transaction costs, which will be borne by the Fund, and may generate taxable gain or loss.

16.	Comment: Please move the section entitled “Board Responsibilities Under the Order” (currently on p. 17 of the SAI) to the prospectus together with other disclosure responsive to Form N-1A Item 9. Please also add disclosure that the Board will, for at least the first three years after launch of the Fund, undertake these considerations on an annual basis regardless of whether the Fund’s preset thresholds have been crossed. See footnote 35 of the application for the Natixis Order.

Response:  The Registrant has made the requested changes.

17.	Comment: (SAI, p. 24) The Proxy Voting section states “CSIM may also involve the subadviser in all voting decisions, particularly to incorporate similar ESG components as involved in the subadviser’s investment decision-making process.” Consider revising this disclosure to provide more details on this process, such as how ESG components affect proxy voting decisions. Alternatively, address supplementally why additional disclosure is not required.

Response:  The Registrant has revised the disclosure as follows:

CSIM will involve the subadviser in all proxy voting decisions for the fund. CSIM will provide vote recommendations to the subadviser based on CSIM’s proxy voting policy, which evaluates ESG considerations and their impact on a company’s long term value to shareholders. The subadviser may then recommend changes to the vote based on its policy. The subadviser’s proxy voting policy integrates ESG factors into its policy, particularly with respect to matters relating to a company’s disclosure of environmental impacts to its business and the company’s board and corporate diversity and inclusion. If the subadviser

September 24, 2021 Page 7

recommends a change to a vote, CSIM’s internal governance committee will review the recommendation and will make the final determination of how the proxy will be voted.

*            *            *

Should you have any questions or comments, please contact the undersigned at 202.261.3464.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel